November 22, 2005


Mail Stop 4561

Mr. Dinesh Maniar
Chief Financial Officer
Montgomery Realty Group, Inc.
400 Oyster Point Blvd, Suite 415
San Francisco, CA 94080

Re:	Montgomery Realty Group, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed August 23, 2005
	File No. 0-30724

Dear Mr. Maniar:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



Steven Jacobs
Accounting Branch Chief